UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number 001-13643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONEOK, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

ONEOK, INC. 401(k) PLAN
TABLE OF CONTENTS

The following financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and exhibits are filed for the ONEOK, Inc. 401(k) Plan:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted as they are inapplicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ONEOK, Inc. Audit Committee
ONEOK, Inc. Benefit Plan Administration Committee and Plan Participants
ONEOK, Inc. 401(k) Plan
Tulsa, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ONEOK, Inc. 401(k) Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2005.

Tulsa, Oklahoma
June 18, 2019

ONEOK, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017
(In thousands)

	2018	2017

Investments:
Investments, at fair value (Note 4)	$517,346	$—
Plan interest in the Master Trust (Note 5)	—	460,970
Total investments	517,346	460,970

Receivables:
Participant contributions	—	324
Employer contributions	11,235	271
Notes receivable from participants	9,337	8,717
Total receivables	20,572	9,312
Net assets available for benefits	$537,918	$470,282

See accompanying Notes to Financial Statements.

ONEOK, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018
(In thousands)

Investment income (loss):
Plan interest in the Master Trust net investment loss (Note 5)	$(3,994)

Interest income on notes receivable from participants	350

Contributions:
Participants	21,006
Employer	15,121
Rollovers	3,318
Total contributions	39,445

Deductions to net assets attributed to:
Benefits paid to participants	(41,318)

Net decrease in net assets available for benefits	(5,517)
Transfers from other plan (Note 1)	73,153
Net assets available for benefits, beginning of period	470,282
Net assets available for benefits, end of period	$537,918

See accompanying Notes to Financial Statements.

ONEOK, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2018

(1)	Plan Merger

Effective December 31, 2018, the ONEOK, Inc. Profit Sharing Plan (the Profit Sharing Plan) assets were merged with and into the ONEOK, Inc. 401(k) Plan (the Plan). As a result, total assets, including employer contribution receivables, amounting to $73.2 million were merged into the Plan from the Profit Sharing Plan.

(2)	Description of Plan

A brief description of the Plan follows and is provided for general information only. Participants should refer to the entire plan document for complete information.

(a)	General

The Plan is administered by the ONEOK, Inc. Benefit Plan Administration Committee (the Plan Administrator) and is provided for the benefit of the employees of ONEOK, Inc. and its subsidiaries (ONEOK or the Company). The Plan is a defined contribution plan that covers substantially all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Participation and Contributions

An eligible employee can begin participation in the Plan as of their date of hire and is enrolled automatically at a 6% pretax contribution rate, unless the employee opts out of the Plan or elects a different contribution rate. There is no minimum service or age requirement for participation. Participants may make pretax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 50% if certain contribution limitations are not exceeded. In addition to pretax and/or Roth 401(k) contributions, participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of 6%. Earnings on these contributions are taxable at the time of distribution.

Effective April 1, 2019, participants’ pretax contributions and/or Roth 401(k) contributions will automatically increase annually by 1% until the participants’ contribution percentage reaches 10%. Additionally, participants with a contribution rate of less than 6% had a one-time contribution rate increase to 6%. Participants may opt out of the automatic increases or elect a different contribution rate.

Participants age 50 and older before the end of the calendar year may make an additional pretax or Roth 401(k) catch-up contribution in excess of the 2018 Internal Revenue Service (IRS) limit of $18,500. The maximum catch-up contribution allowed was $6,000.

Employees are eligible for Company matching contributions immediately upon enrollment in the Plan. The Company matches pretax, Roth 401(k), catch-up and/or after-tax contributions up to a combined maximum of 6% of eligible compensation each pay period.

As a result of the Plan merger, as described in Note 1, profit sharing contributions will continue as part of the Plan. For the profit sharing contribution feature of the Plan, an eligible employee can begin participation on his or her date of hire. Eligible employees are automatically eligible for profit sharing contributions under the Plan. There is no minimum service or age requirement for participation.

The Company may, and generally expects to, make a profit sharing contribution to the Plan each calendar quarter that will result in an allocation to each participant’s account equal to 1% of the participant’s eligible compensation for that quarter. A participant must be actively employed on the last day of the calendar quarter or have terminated due to retirement, disability or death during the quarter to qualify for the contribution. The Company may also make an additional discretionary profit sharing contribution to the Plan at year-end. Participants must be actively employed on the last day of the year or have terminated due to death, disability or retirement during the year to receive an annual discretionary contribution.

There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company. The Plan is a defined contribution plan subject to the combined annual contribution limit. For 2018, the maximum for employee and employer combined annual contributions was the lesser of 100% of the participant’s base earnings or $55,000, pursuant to the Internal Revenue Code (the Code) section 415 (c)(1)(A). These limits may be adjusted periodically by the IRS.

(c)	Participant Accounts

Participants have the right to direct the investment of their account balances, including their contributions, deferrals and the Company’s matching and profit sharing contributions. If no investment option is elected by a participant, the funds in the participant’s account are invested in the Vanguard Institutional Target Retirement Fund maturing closest to the year in which the participant will attain age 65. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1%, and whole increments of 1% must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment elections with Fidelity Management Trust Company (Plan Trustee) on a daily basis except during scheduled suspension periods. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale. The cost charged to a participant’s account for each share of ONEOK common stock purchased is 2.9 cents.

ONEOK dividends are subject to ONEOK Board of Directors (Board) approval and are generally paid quarterly. A record date for determining the shareholders entitled to receive a quarterly dividend is set by the Board.

Certain mutual fund companies have implemented market-timing restrictions designed to protect the long-term investors in the mutual fund. These restrictions limit the number of exchanges an investor may initiate within a given period of time, and certain funds charge a redemption fee. Regularly scheduled sales to fund distributions to Plan participants and purchases from payroll contributions are not subject to the restrictions.

If a participant is an officer or an employee in certain designated work groups (regardless of the level of position), the participant must obtain approval of all trading activity in the participant’s Plan account that involves ONEOK common stock prior to the execution of the transaction. For these employees, there are specific periods during which the participant may buy or sell ONEOK common stock during the year. Generally, these periods begin three days after the public release of quarterly or annual financial results for ONEOK and continue until the first day of the following calendar quarter.

(d)	Vesting

Company contributions to a participant account and dividends and interest, if any, attributable to the participant account are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the market value of investments).

(e)	Distributions and Withdrawals

Participants may borrow from the Plan a minimum of $1,000 with a maximum amount not to exceed $50,000 or 50% of the participant’s nonforfeitable eligible account balance, whichever is less. Participant loans are reflected as notes receivable from participants in the Statements of Net Assets Available for Benefits. The Plan allows a participant up to two loans per account at any time. Profit sharing contributions are not eligible for loans.

The participant loans have a repayment schedule not to exceed 60 months, with the exception of proceeds used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on a participant loan is determined at origination and remains the same throughout the term of the repayment schedule. Interest rates on the participant loans at December 31, 2018, ranged from 3.25% to 5.25%.

In-service withdrawals from a participant’s account are permitted under specific circumstances, as follows:

•
After-tax employee contributions may be withdrawn for at least $500 or the full value of the participant’s after-tax contributions if less than $500. There is a six-month suspension of Company matching contributions on new contributions by the participant into the Plan for all after-tax withdrawals.

•
Unlimited in-service withdrawals are permitted when participants reach age 59½ and have completed five years of Plan participation, at any time and for any reason, without qualifying for a hardship withdrawal or suspending Plan contributions or Company matching contributions.

•
Former Western Resources, Inc. employees have grandfathered withdrawal options based on their account balances as of January 11, 1999. A withdrawal using these grandfathered withdrawal options results in a six-month suspension of Company matching contributions on new contributions by the participant into the Plan.

Hardship withdrawals from a participant’s account are allowed after a participant has exhausted all in-service withdrawals and loans as well as submitted an application to the Plan Administrator showing current proof of qualifying hardship. If a hardship withdrawal is approved, the participant is ineligible to make contributions to the Plan or receive Company matching contributions during the following six months unless such suspension is not required due to applicable guidance issued by the Secretary of the Treasury or by the IRS. Profit sharing contributions are not eligible for hardship withdrawals.

As a result of the Bipartisan Budget Act of 2018 and effective January 1, 2019, the requirement to exhaust loan distributions prior to receiving a hardship distribution was removed from the Plan. Additionally, participants are no longer suspended from making contributions to the Plan or from receiving Company matching contributions as a result of a hardship withdrawal.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company, for any reason;

2.	the participant dies;

3.	the Plan is terminated; or

4.	the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account.

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA) or receive a single lump-sum payment from the Plan as soon as administratively possible after leaving the Company. If the participant’s account balance does not exceed $5,000, the full value of the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA. If the participant does not request a distribution and the account balance is less than $1,000, a lump-sum cash payment will be made. If a distribution is not requested and the balance is between $1,000 and $5,000, the account balance will be transferred to an IRA established on behalf of the participant.

If a participant receives a lump-sum distribution from the Plan, the IRS requires the Plan to automatically withhold 20% for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20% federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional 10% excise tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59½, or separates from the Company after attainment of age 55.

For the year ended December 31, 2018, participants who were invested in ONEOK common stock under the Plan were eligible to receive cash payments for dividends paid on that stock; provided that, effective November 2018, participants who were invested in ONEOK common stock were no longer eligible to receive cash payments for dividends paid that represented a return on capital. ONEOK common stock dividends were credited to each participant’s Plan account and were distributed or reinvested according to each participant’s election. As of December 31, 2018, the election choices for dividends paid, excluding amounts that represented a return on capital, on ONEOK common stock were:

1.	If the quarterly dividend is less than $100 and the participant has elected to receive dividends by direct deposit into a bank account, receive all of the dividend in cash;

2.	If the quarterly dividend is $100 or more, receive all of the dividend in cash;

3.	If the quarterly dividend is $200 or more, receive 50% of the dividend in cash and have 50% of the dividend reinvested in ONEOK common stock in participant’s Plan account; or

4.	Have 100% of the dividends reinvested in ONEOK common stock. This was the default election.

Effective January 1, 2019, all dividends paid on ONEOK, Inc. common stock are reinvested in ONEOK, Inc. common stock. Any dividends paid that are considered a return on capital are generally treated as a reduction in the basis of the participants’ shares held in the Plan.

Dividends reinvested are considered pretax contributions but are not subject to Plan limits or limits under applicable rules of the IRS. Dividends received in cash constituted additional income for federal income tax purposes and were included in each participant’s gross taxable income in the year received.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of their Plan account.

(3)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment and Notes Receivable Valuation and Income Recognition

Quoted market prices, if available, are used to value the investments included in the ONEOK, Inc. 401(k) Plan Trust (the Trust) and Master Trust for Defined Contribution Plans (the Master Trust) for the years ended December 31, 2018 and 2017, respectively. For the year ended December 31, 2017, the units of the Schwab Managed Retirement Trust Funds were held in common/collective trusts and valued at fair value using the net asset value (NAV) as determined by the issuer based on the current fair values of the underlying assets of the funds. Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment. This activity is reflected in Plan interest in the Master Trust net investment income on the accompanying Statement of Changes in Net Assets Available for Benefits.

The Plan provides for investments in various investment securities that, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(c)	Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee, excluding costs paid by the participant, which include loan origination fees, brokerage commissions, investment fund expense ratios, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account, are paid by the Company or the Plan as provided by the plan document. For the year ended December 31, 2018, the Company paid all costs and expenses for administering the Plan, excluding costs and expenses paid (directly or indirectly) by Plan participants, and the Company has not sought reimbursement from the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is intended in all respects to be a qualified plan under the Code. The Plan received a favorable determination letter from the IRS dated October 22, 2013, stating that the Plan document was in compliance with applicable requirements of the Code.

The Plan is amended from time to time to conform to changes in applicable law and to reflect discretionary changes in plan design approved by the Plan sponsor. The Plan Administrator believes that the Plan and the Trust remain in documentary compliance with the tax qualification requirements of the Code.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)	Fair Value of Plan Assets

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels. The levels of the hierarchy are described below.

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and

•
Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include our own internal data.

As of December 31, 2018, the assets of the Profit Sharing Plan were merged with those of the Plan, effectively eliminating the Master Trust. All assets are now held in the Trust. As of December 31, 2017, the Plan held no investments outside of the Master Trust. See Note 4 and Note 5 for discussion of recurring fair value measurements of the Trust and Master Trust, respectively. There were no changes in valuation methods for the year ended December 31, 2018.

(h)	Recently Issued Accounting Standards Update

Changes to generally accepted accounting principles are established by the Financial Accounting Standards Board (FASB) in the form of Accounting Standards Updates (ASU) to the FASB Accounting Standards Codification. The Plan considers the applicability and impact of all ASUs.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820),” which modified certain disclosure requirements for fair value measurements in Topic 820. We adopted this standard in fourth quarter 2018. The impact of adopting this standard was not material.

(4)	Investments

The following tables set forth the Trust recurring fair value measurements for each level within the fair value hierarchy at December 31, 2018:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$13,621	$—	$—	$13,621
Mutual funds	324,930	—	—	324,930
Common stock of ONEOK, Inc.	154,513	—	—	154,513
Common stock of ONE Gas, Inc.	24,282	—	—	24,282
Total investments, at fair value	$517,346	$—	$—	$517,346

Effective August 31, 2018, the assets of the Schwab Managed Retirement Trust Funds held in common/collective trusts were frozen and reallocated to Vanguard Institutional Target Retirement mutual funds.

(5)	Master Trust

As of December 31, 2018, the assets of the Profit Sharing Plan totaling $73.2 million were merged with those of the Plan, effectively eliminating the Master Trust. All plan assets are now held in the Trust. As of December 31, 2017, the Plan’s investments were held in the Master Trust account. Use of the Master Trust permitted the commingling of the trust assets of the Plan and the Profit Sharing Plan for investment and administrative purposes. Although assets were commingled in the Master Trust, the Plan Trustee maintained separate accounting for the purpose of allocating the equitable share of all investments, receipts, disbursements and other transactions to the participating plans, and reported the value of such equitable share in the participant accounts of each plan. As of December 31, 2017, the Plan’s interest in the Master Trust in the Statements of Net Assets Available for Benefits represented approximately 90% of the Master Trust.

The following table summarizes the Master Trust assets at December 31, 2017, in thousands:

Investments, at fair value:
Money market fund	$12,739
Mutual funds (a)	210,077
Common/collective trusts	113,367
Common stock of ONEOK, Inc.	157,901
Common stock of ONE Gas, Inc.	25,849
Total investments, at fair value	$519,933
(a) - Party-in-interest transactions include investment in the Fidelity Balance K fund of $23.8 million.

The following table summarizes the investment income (loss) in the Master Trust for the year ended December 31, 2018, in thousands:

Net depreciation in fair value of investments	$(32,256)
Dividends	26,349
Net investment loss	$(5,907)

The following tables set forth the Master Trust recurring fair value measurements for each level within the fair value hierarchy at December 31, 2017:

	December 31, 2017
	Level 1	Level 2	Level 3	Subtotal	Measured at NAV (a)	Total
	(In thousands)
Assets
Money market fund	$12,739	$—	$—	$12,739	$—	$12,739
Mutual funds	210,077	—	—	210,077	—	210,077
Common/collective trusts (b)	—	—	—	—	113,367	113,367
Common stock of ONEOK, Inc.	157,901	—	—	157,901	—	157,901
Common stock of ONE Gas, Inc.	25,849	—	—	25,849	—	25,849
Total investments, at fair value	$406,566	$—	$—	$406,566	$113,367	$519,933
(a) - In accordance with adoption of applicable guidance, certain investments measured at NAV per share have not been classified in the fair value hierarchy.
(b) - This category represents investments in Schwab Managed Retirement Funds, which may be redeemed daily.

(6)	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employer organization whose members participate in the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons. Transactions in the Trust are managed by the Plan Trustee and Fidelity Investments Institutional Operations Company (Fidelity Investments), the Plan’s record keeper, and therefore transactions with the Plan Trustee and Fidelity Investments qualify as party-in-interest transactions. Additionally, certain investments held within the Trust are in ONEOK, Inc. common stock and the Fidelity Balance K fund, and therefore these transactions qualify as party-in-interest transactions. Participant loan transactions qualify as party-in-interest transactions. Each party-in-interest transaction with the Plan is intended to satisfy a statutory or regulatory exemption so as to avoid constituting a nonexempt prohibited transaction under ERISA.

ONEOK, INC. 401(k) PLAN
EIN 73-1520922 PLN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
(In thousands)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in- Interest Identification	Identity of Issuer Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value

	American Beacon Large Cap Value Fund	Mutual Fund		$15,442
	American Century Emerging Markets R6	Mutual Fund		1,370
	Dodge and Cox International Stock Fund	Mutual Fund		16,966
*	Fidelity Balanced K	Mutual Fund		22,692
	JPMorgan Large Cap Growth Fund Class R6	Mutual Fund		14,578
	JPMorgan Small Cap Equity Select Fund	Mutual Fund		26,879
	PIMCO Total Return Fund #35	Mutual Fund		15,521
	TCW Total Return Bond Fund	Mutual Fund		3,667
	Vanguard Extended Market Index Fund Admiral	Mutual Fund		926
	Vanguard FTSE All-World ex-US Index Fund	Mutual Fund		175
	Vanguard Institutional Index Fund	Mutual Fund		34,902
	Vanguard Institutional Target Retirement Income	Mutual Fund		1,445
	Vanguard Institutional Target Retirement 2015	Mutual Fund		3,787
	Vanguard Institutional Target Retirement 2020	Mutual Fund		18,076
	Vanguard Institutional Target Retirement 2025	Mutual Fund		15,484
	Vanguard Institutional Target Retirement 2030	Mutual Fund		14,835
	Vanguard Institutional Target Retirement 2035	Mutual Fund		14,347
	Vanguard Institutional Target Retirement 2040	Mutual Fund		16,153
	Vanguard Institutional Target Retirement 2045	Mutual Fund		13,954
	Vanguard Institutional Target Retirement 2050	Mutual Fund		16,417
	Vanguard Institutional Target Retirement 2055	Mutual Fund		13,585
	Vanguard Institutional Target Retirement 2060	Mutual Fund		201
	Vanguard Institutional Target Retirement 2065	Mutual Fund		33
	Vanguard Primecap	Mutual Fund		43,475
	Vanguard Total Bond Market Index Fund	Mutual Fund		20
	Vanguard Federal Money Market Fund	Money Market Fund		13,621
*	ONEOK, Inc.	Common Stock		154,513
	ONE Gas, Inc.	Common Stock		24,282
*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 5.25% and various maturities through 2028		9,337
	Total			$526,683
* Party-in-interest.
** This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the ONEOK, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONEOK, Inc. 401(k) Plan

ONEOK, Inc.

Date: June 18, 2019	By:	/s/ Walter S. Hulse III
Walter S. Hulse III Chief Financial Officer, Treasurer and Executive Vice President, Strategic Planning and Corporate Affairs (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm